sembcorp

RECEIVED

2008 APR 21 A 7:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

28 March 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W. [redacted]
Washington, D.C. 20549
U.S.A.

SUPPL

08002008

Dear Sirs

Sembcorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
APR 22 2008
THOMSON FINANCIAL

Kwong Sook May
Company Secretary

Encs

C jesstan/SgxnetAnn/SECltr

dlw 4/21

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP'S WATER CAPABILITIES RECOGNISED IN CHINA

New industrial water project in Zhangjiagang selected as G-to-G showcase

Singapore, March 28, 2008 – Sembcorp Industries (Sembcorp) has signed a joint venture agreement with Zhangbao Industries Co today to build, own and operate an industrial water recycling facility in the Zhangjiagang Free Trade Zone in Jiangsu Province, China. Sembcorp will take an 80% equity stake in the joint venture company, named Zhangjiagang Free Trade Zone Sembcorp Water Recycling Co (ZJG FTZ Sembcorp Water Recycling Co) while the remaining 20% equity stake will be held by Zhangbao Industries Co, an investment arm of the Zhangjiagang city government.

In recognition of Sembcorp's expertise in water, the project has been selected as a showcase by the Governments of China and Singapore. With approximately four million cubic metres per day of water under management worldwide, Sembcorp is Singapore's largest water company, and has a distinctive track record in capabilities such as the treatment of complex and high concentration wastewater from multiple sources. Sembcorp will also build and operate Singapore's newest and largest NEWater plant which will produce 228,000 cubic metres per day of water when fully completed in 2010.

ZJG FTZ Sembcorp Water Recycling Co's industrial water recycling facility, to be completed in the first half of 2009, will be Sembcorp's third water management project in Zhangjiagang. Sembcorp's first project in the free trade zone is a 20,000 cubic metres per day wastewater treatment facility serving industrial customers in the free trade zone and surrounding industrial parks. A second 15,000 cubic metres per day high concentration industrial wastewater facility is currently being built, capable of treating high concentration wastewater with an average 4,000 milligrammes per litre influent chemical oxygen demand. Both this high concentration industrial wastewater treatment facility and the third new industrial water recycling project will be part of the demonstration project under the Memorandum of Understanding between China's Ministry of Construction and Singapore's Ministry of the Environment and Water Resources to showcase Singapore's expertise in water management

Sembcorp's high concentration industrial wastewater treatment facility and the new industrial water recycling project in the Zhanjiagang Free Trade Zone will help both local industries and government in meeting stringent environmental standards and reducing effluent that would have otherwise be discharged into the Yangtze River.

Under the newly-signed joint venture agreement, ZJG FTZ Sembcorp Water Recycling Co will construct a 40,000 cubic metres per day industrial water recycling facility in the Zhangjiagang Free Trade Zone in the first phase of the project. The facility, which will recycle industrial effluent from the used water treatment facility into recycled water and demineralised water, has an investment cost of approximately S$22.4 million (RMB 112.2 million). The joint venture company will enjoy exclusive rights to supply recycled water including demineralised water to industries in the Zhangjiagang Free Trade Zone. Further expansion of the facility is expected in tandem with the growth of the free trade zone.

The signing ceremony was held at Pan Pacific Hotel in Singapore. The joint venture agreement was signed by Ms Low Sin Leng, Vice Chairman of ZJG FTZ Sembcorp Water Co and Mr Tang Jian Zhong, Vice Director of Zhangjiagang Free Trade Zone Administrative Committee. It was witnessed by Mr Wang Xiang, Mayor of Zhangjiagang City People's Government, Vice Mayor Bian Dong Fang who is in charge of this Government-to-Government project as well as Mr Tan Yong Soon, Permanent Secretary for Environment and Water Resources, Mr Khoo Teng Chye, Chief Executive of PUB and Sembcorp's Group President & CEO, Mr Tang Kin Fei.

"We are honoured that our water project has again been selected as a Government-to-Government showcase. This not only demonstrates Sembcorp's capability in industrial water recycling, it is also a significant milestone in our development as a leading international player in water resource management including the supply, treatment and recycling of water.

"By providing innovative water solutions, we not only provide an essential service to our customers, but also play a key role in supporting the Zhangjiagang Government in its creation of a conducive and greener environment to attract more multi-national companies to invest in the Zhangjiagang Free trade Zone.

"Together with Sembcorp's other beachheads in Shanghai, Nanjing, Tianjin and Shenyang, the expansion of our presence in Zhangjiagang will also provide further growth for our water business in China. We hope to build on the success of this third Zhangjiagang water project to broaden our offer of integrated water solutions to other customers and chemical parks in China." said Mr Tang.

As Singapore's national water agency, PUB will be involved in building the industrial water recycling facility by assisting to conduct a feasibility study, providing technical support and facilitating co-ordination between the governments of the respective countries.

At the Zhangjiagang municipal level, this project has been accorded the status of "Key Infrastructure Project" with special emphasis and support given by the Zhangjiagang government. This facility is in line with the Chinese Government's "Circular Economy" national campaign and will be the first water sector project to be deemed as having "zero-discharge", underscoring Chinese efforts to combat the increasing pollution of the water resources in the Yangtze River Delta.

The joint venture investment is expected to be funded through a mixture of equity and a commercial loan. The contract is not expected to have a material impact on the earnings per share and net tangible assets per share of Sembcorp Industries for the current financial year.

- E N D -

Analysts and press, please contact:

April Lee (Ms)
Senior Vice President
Group Corporate Relations
DID: +65 6723 3160
Email: april.lee@sembcorp.com

Ng Lay San (Ms)
Senior Manager
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

sembcorp

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$8.7 billion and employs more than 6,700 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

ABOUT SEMBCORP'S WATER BUSINESS

Competitive and technologically advanced water solutions are core to Sembcorp's utilities offering. These capabilities have been successfully exported to key overseas markets. Today, Sembcorp owns and operates water treatment facilities in Singapore's Jurong Island, China, the United Kingdom and the United Arab Emirates (UAE). Globally, Sembcorp manages facilities with approximately four million cubic metres per day of water in operation and under development, including 293,000 cubic metres per day of high grade recycled water. Sembcorp's industrial wastewater treatment facilities worldwide have an existing combined capacity of around 43,500 cubic metres per day, with a further capacity of over 99,000 cubic metres per day in development.

Sembcorp's broad expertise in industrial wastewater treatment encompasses the ability to treat high concentration wastewater as well as high salinity wastewater. The company also has desalination capabilities of 100 million imperial gallons per day (450,000 cubic metres per day), within its combined water-and-power plant in Fujairah, UAE. Besides wastewater treatment and desalination, Sembcorp's water services include providing various process waters to chemical and petrochemical clients, such as high grade industrial water, demineralised water, seawater, cooling water, raw water and fire-fighting water.

ABOUT ZHANGJIAGANG FREE TRADE ZONE

Zhangjiagang Free Trade Zone was established in October 1992 as the first batch of free trade zones approved by the Chinese State Council. The only free trade zone in Jiangsu Province, it is also the only free trade zone to be fully integrated with a port and that focuses on chemical logistics. The free trade zone and its auxiliary park, Yangtze River International

Chemical Industrial Park, span 60 square kilometres. Since its establishment, the free trade zone has established business relations with companies from more than 30 countries and regions, including the USA, Japan, France, Britain, Singapore and Australia. Among its tenants are multinational chemical companies like Dow Chemical, Chevron-Phillips, DuPont, Dow Corning, Asahi Kasei and Mitsui Chemicals.

sembcorp

RECEIVED

2008 APR 21 A 7:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

31 March 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C jesstan/SgxnetAnn/SECltr

sembcorp

Co Regn No: 199802418D

March 28, 2008

SEMBCORP INDUSTRIES LTD
CHANGE IN INTERESTS IN SUBSIDIARY

Sembcorp Industries wishes to announce that its subsidiary, Sembcorp Environment Pte Ltd (Formerly known as Sembcorp Environmental Management Pte Ltd) (Sembcorp Enviro) has acquired the remaining 40% interests, comprising 325,491 ordinary shares in the capital of its 60% subsidiary, SembVISY Recycling MRF Pte Ltd (SembVISY) from its JV Partner, VISY Paper Pty Ltd, hence making SembVISY a wholly-owned subsidiary of Sembcorp Enviro.

The principal activities of SembVISY are related to the provision of material recovery facilities for sorting, disposing and trading of recycled waste.

The consideration for the interest in SembVISY is $1.00 to be satisfied in cash, after having taken into account the negative NTA of the company.

The aforesaid does not have any material financial impact on Sembcorp Group for the financial year ending December 31, 2008.

By Order of the Board

Kwong Sook May
Company Secretary

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	28 March 2008	
b)	Purpose of such sale, transfer, cancellation and/or use:	Award shares under the Performance Share Plan and Restricted Share Plan of the Company	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	1,592,164	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	8,719,000
		After change	7,126,836
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.488%
		After change	0.399%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$6,708,742.23	

Kwong Sook May
Company Secretary

March 28, 2008

END